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Gregory S. Rowland

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4930 tel 212 701 5930 fax gregory.rowland@davispolk.com

February 11, 2011

VIA EDGAR

Marilyn Mann, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  Request for Withdrawal of Application for an Order Pursuant to Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 Under the Act Authorizing Certain Joint Transactions Otherwise Prohibited by Section 57(a)(4) of the Act and Under Section 17(d) of the Act and Rule 17d-1 Under the Act Authorizing Certain Joint Transactions (File No. 812-13670) (the “Application”) and all amendments thereto

Dear Ms. Mann:

On behalf of White Oak Capital Corporation, White Oak Global Advisors, LLC, White Oak Partners, LLC, White Oak Strategic Master Fund II, L.P., White Oak Opportunity Master Fund, L.P., and White Oak Patriot Fund, L.P. (which are the applicants under the above referenced Application as amended), we hereby respectfully request the withdrawal of the Application (File No. 812-13670) and all amendments thereto because the relief requested is no longer required.  The Application was originally filed with the Securities and Exchange Commission on July 2, 2009 and amended on October 29, 2009 and July 13, 2010.

Please do not hesitate to contact me with any questions.

Sincerely,

/s/ Gregory S. Rowland

Gregory S. Rowland